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                                February 3, 2004

BY EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                            Columbia Funds Trust VII
                       1933 Act Registration No. 33-41559
                       1940 Act Registration No. 811-6347

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Columbia Funds Trust VII ("Registrant") requests the withdrawal of Post-Effective Amendments No. 25, 26, 27 and 28 to the Registrant's Registration Statement on Form N-1A, which were filed on August 20, 2003, October 30, 2003, November 14, 2003, and November 21, 2003, respectively.

         Post-Effective Amendment No. 25 (accession no. 0000021847-03-000280) was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended ("1933 Act"), and the Investment Company Act of 1940, as amended ("1940 Act"). Post-Effective Amendment No. 25 was filed for the purpose of adding four new series of funds to the Registrant. Post-Effective Amendment No. 26 (accession no. 0001193125-03-070137), filed pursuant to Rule 485(b) under the 1933 Act and the 1940 Act, designated a new effective date for Post-Effective Amendment No. 25, which absent the withdrawal, would have become effective on November 17, 2003. Post-Effective Amendment No. 27 (accession no. 0001193125-03-081798), filed pursuant to Rule 485(b) under the 1933 Act and the 1940 Act, designated a new effective date for Post-Effective Amendment No. 26, which absent the withdrawal, would have become effective on November 24, 2003. Post-Effective Amendment No. 28 (accession no. 0001193125-03-085183), filed pursuant to Rule 485(a) under the 1933 Act and the 1940 Act, will become effective on February 5, 2004, absent the withdrawal.

         The Registrant requests withdrawal of Post-Effective Amendments 25, 26, 27 and 28 because the Registrant has decided not to make the following series of funds available at this time:

         CMG Select Managers Large Cap Value Fund
         CMG Select Managers Large Cap Growth Fund
         CMG Select Managers Small Cap Value Fund
         CMG Select Managers Small Cap Growth Fund

         No securities were sold in connection with the offering.

         If you have any questions regarding this matter, please contact the undersigned at (617) 426-3750.



                                        Very truly yours,

                                        /s/ Vincent P. Pietropaolo
                                        ----------------------------------------
                                                Vincent P. Pietropaolo
                                                President